

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Greg Swyt
Chief Financial Officer
Ichor Holdings, Ltd.
3185 Laurelview Ct.
Fremont California 94538

> **Re: Ichor Holdings, Ltd.**
> **Form 10-K For Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-37961**

Dear Greg Swyt:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing